Exhibit 99.1

Contact:
Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Products Reports Narrow Loss for Quarter
But Improves Year-Over-Year Performance

ST. LOUIS, November 5, 2010 – Despite difficult economic conditions, Allied Healthcare Products (NASDAQ: AHPI) managed to increase sales by 5.3 percent in the first quarter of fiscal year 2011. Sales increased by $600,000 to total $11.9 million compared to $11.3 million for the first quarter of fiscal 2010.

An unanticipated $350,000 in shipping and other start-up production costs for carbon dioxide absorbent products used in anesthesia procedures narrowly tipped the company into a net loss of about $88,000 for the quarter, or a negative one cent per basic and diluted share, compared to a loss of about $745,000, or a negative nine cents per basic and diluted share, for the previous year’s quarter. Allied earnings in the prior year quarter were affected by a non-cash charge of $609,000 for the company’s grant of stock options.

Allied Healthcare Products continued to exercise strict cost controls, reducing selling, general and administrative expenses by about $300,000, or 10.0 percent, compared to the previous year’s first quarter and eliminating the effect of the $609,000 stock option expense in that period. Also, despite the net loss for the quarter, the company increased its cash balance to about $5.3 million at the end of the quarter.

A new Allied product – Litholyme™, a patented carbon dioxide absorbent formulation with the safety benefits of premium products but priced closer to non-premium offerings – has received “extremely positive” customer reviews, said Earl Refsland, president and chief executive officer, but is not expected to affect results until the third and fourth quarters.

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied products lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical products dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended September 30,
	2010	2009

Net sales	$11,940,733	$11,323,676
Cost of sales	9,390,006	8,920,800

Gross profit	2,550,727	2,402,876

Selling, general and administrative expenses	2,684,576	3,591,776

Loss from operations	(133,849)	(1,188,900)

Interest income	(7,475)	(984)
Interest expense	66	2,413
Other expense, net	15,100	11,014
	7,691	12,443

Loss before benefit from income taxes	(141,540)	(1,201,343)

Benefit from income taxes	(53,785)	(456,405)
Net loss	$(87,755)	$(744,938)

Basic and diluted loss per share	$(0.01)	$(0.09)

Weighted average common shares outstanding - basic and diluted	8,093,386	7,988,321

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	September 30, 2010	June 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$5,338,748	$5,263,324
Accounts receivable, net of allowances of $300,000	5,617,624	5,418,253
Inventories, net	10,954,909	11,155,456
Income tax receivable	865,029	877,665
Other current assets	216,481	221,840
Total current assets	22,992,791	22,936,538
Property, plant and equipment, net	9,335,369	9,661,395
Other assets, net	330,023	333,084
Total assets	$32,658,183	$32,931,017

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,186,504	$1,950,446
Other accrued liabilities	1,987,956	2,241,259
Deferred income taxes	426,889	429,699
Deferred revenue	688,200	688,200
Total current liabilities	5,289,549	5,309,604

Deferred revenue	630,850	802,900

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,396,878 shares issued at September 30, 2010 and June 30, 2010; 8,093,386 shares outstanding at September 30, 2010 and June 30, 2010	103,969	103,969
Additional paid-in capital	48,369,948	48,362,922
Accumulated deficit	(1,004,705)	(916,950)
Less: treasury stock, at cost; 2,303,492 shares at September 30, 2010 and June 30, 2010, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	26,737,784	26,818,513
Total liabilities and stockholders' equity	$32,658,183	$32,931,017